UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Subject Company)
BRASS ACQUISITION CORP.
 (a wholly-owned subsidiary of)
BLOOMBERG INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
Class A 121164107
Class B 121164206
Class C NONE
(CUSIP Number of Class of Securities)

Karl P. Kilb, Esq.
Bloomberg Inc.
731 Lexington Avenue
New York, NY 10022
Phone: (212) 318-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Phone: (212) 728-8000
Fax: (212) 728-8111
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$992,114,785	$115,184.53

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $39.50 cash per share (i) all 9,597,017 outstanding shares of Class A common stock of The Bureau of National Affairs, Inc.; (ii) all 15,513,363 outstanding shares of Class B common stock of The Bureau of National Affairs, Inc.; and (iii) all 6,450 outstanding shares of Class C common stock of The Bureau of National Affairs, Inc., in each case as of August 24, 2011, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2011, issued March 2, 2011, by multiplying the transaction valuation by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$115,184.53	Filing Party:	Brass Acquisition Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	August 31, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”) filed with the Securities and Exchange Commission on August 31, 2011 by Brass Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Bloomberg Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Company Common Stock”), including all of the issued and outstanding shares of Class A common stock, par value $1.00 per share (the “Class A Shares”), all of the issued and outstanding shares of Class B common stock, par value $1.00 per share (the “Class B Shares”), and all of the issued and outstanding shares of Class C common stock, par value $1.00 per share (the “Class C Shares”, and together with the Class A Shares and the Class B Shares, the “Shares” and each, a “Share”), of The Bureau of National Affairs, Inc., a Delaware corporation (the “Company”), at a purchase price of $39.50 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 3 is being filed on behalf of Purchaser and Parent.
All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9 and Item 11.
1. The information under the second paragraph under the heading entitled “Other Information” of the Summary Term Sheet, which appears on page 2 of the Offer to Purchase is hereby further amended by adding the following paragraphs:
“The offering period of the Offer expired at 12:00 midnight, New York City time, on Wednesday, September 28, 2011. The Depositary has advised Parent that, as of that time, approximately 9,221,471 Class A Shares, 14,646,962 Class B Shares and 6,450 Class C Shares had been validly tendered and not properly withdrawn. Such tendered shares constitute approximately 95% of the outstanding Shares and approximately 96% of the Class A Shares. All validly tendered shares have been accepted for payment in accordance with the terms of the Offer.
As a result of the Offer, Purchaser has acquired a sufficient percentage of the outstanding Class A Shares to effect the Merger without a vote or meeting of the Company’s stockholders through the “short-form” merger provisions of the DGCL. Pursuant to the terms and conditions set forth in the Merger Agreement, Parent intends to complete the acquisition of the Company on Friday, September 30, 2011, through the merger of Purchaser with and into the Company, with the Company as the surviving corporation.
As a result of the Merger, each Share (other than Shares held in the treasury of the Company and any Shares held by Parent, Purchaser or any direct or indirect subsidiary of Parent and any Shares held by any person who is entitled to and properly exercises appraisal of such Shares under the DGCL) will be cancelled and converted into the right to receive the Merger Consideration. After the Merger, the Company will be an indirect, wholly-owned subsidiary of Parent, the Class A Shares will no longer be registered under the Exchange Act and the Company will no longer have public reporting obligations under the Exchange Act.
The full text of the press release issued by Parent on September 29, 2011 announcing the results of the Offer is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.”
Item 12.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit
Number	Document

(a)(5)(C)	Press Release, dated September 29, 2011, issued by Parent.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2011	BRASS ACQUISITION CORP.
	By:	/s/ Peter Grauer
		Name:	Peter Grauer
		Title:	Chairman

Dated: September 29, 2011	BLOOMBERG INC.
	By:	/s/ Peter Grauer
		Name:	Peter Grauer
		Title:	Chairman of the Board and Treasurer

EXHIBIT INDEX

Exhibit
Number	Document

(a)(1)(A)	Offer to Purchase, dated August 31, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Summary Advertisement as published in The Wall Street Journal on August 31, 2011.*

(a)(5)(A)	Joint Press Release, dated August 25, 2011, issued by Parent and the Company.**

(a)(5)(B)	Joint Press Release, dated September 16, 2011, issued by Parent and the Company. ****

(a)(5)(C)	Press Release, dated September 29, 2011, issued by Parent.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 24, 2011, by and among Parent, Purchaser and the Company.***

(d)(2)	Confidentiality Agreement, dated May 11, 2011, between the Company and Bloomberg L.P.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on August 31, 2011 as an exhibit to the Schedule TO.

**	Incorporated by reference to Exhibit 99.1 to the Schedule TO - C filed by Purchaser and Parent with the SEC on August 25, 2011.

***	Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 000-08247, filed with the SEC on August 30, 2011.

****	Previously filed on September 16, 2011 as an exhibit to Amendment No. 2 to Schedule TO.